Filed by Khosla Ventures Acquisition Co II.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II

Commission File No. 001-40246

Hyperlocal-content firm Nextdoor sets Khosla Ventures SPAC deal with Cathie Wood’s backing

Jul. 06, 2021 9:41 AM ET Kindred Healthcare (KIND), KVSB By: Jerry Kronenberg, SA News Editor3 Comments

Hyperlocal social-media network Nextdoor (KIND) agreed Tuesday to go public via a SPAC deal with Khosla Ventures Acquisition Co. II (NASDAQ:KVSB) that values Nextdoor at some $4.3B and includes backing from Cathie Wood’s ARK Invest and other top financial firms.

The two companies said in a statement that the deal will give Nextdoor some $686M in gross proceeds, including a $270M public investment in private equity (“PIPE”) backed by entities affiliated with ARK Invest, Baron Capital, Dragoneer, ION Asset Management, T. Rowe Price, Tiger Global and other A-list firms.

Other PIPE participants include Khosla Ventures, Nextdoor CEO Sarah Friar and financial U.K. firm Hedosophia, which has partnered with Chamath Palihapitiya’s Social Capital to create the popular Social Capital Hedosophia series of special purpose acquisition companies.

Plans call for Nextdoor to take over Khosla Ventures Acquisition Co. II’s Nasdaq listing and trade under the symbol “KIND” once the deal closes.

Nextdoor runs more than 275,000 hyperlocal social-media sites around the world where neighbors can share local news, classified ads, advice about home-repair firms and more.

“Nextdoor has been at the forefront of cultivating ‘hyperlocal’ communities and neighborhoods since its inception, allowing neighbors to create meaningful connections - both online and offline,” CEO Friar said in announcing the SPAC deal. “We believe the proposed transaction with KVSB accelerates the growth potential of our platform.”

Khosla Ventures Managing Director Vinod Khosla said his firm has “long focused on partnering with cutting-edge, category-defining companies with tremendous growth potential, strong management teams and, importantly, clearly defined missions. Nextdoor exhibits all of these qualities and more.”

KVSB stock rose some 4% on the news to trade at $10.35 a share shortly after 9:40 a.m. ET.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Nextdoor, Inc. (“Nextdoor”) and Kholsa Ventures Acquisition Co. II (“KVSB”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and other documents filed by KVSB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nextdoor and KVSB assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nextdoor nor KVSB gives any assurance that either Nextdoor or KVSB will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, SPAC intends to file a proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The proxy statement will be sent to the stockholders of SPAC. SPAC and Target also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SPAC are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by SPAC and Target through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

SPAC and Target and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SPAC’s stockholders in connection with the proposed transaction. Information about SPAC’s directors and executive officers and their ownership of SPAC’s securities is set forth in SPAC’s filings with the SEC. To the extent that holdings of SPAC’s securities have changed since the amounts printed in SPAC’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.